UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZBB Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Amy Jing Liu

Chief Financial Officer

Solar Power, Inc.

3400 Douglas Boulevard, Suite # 285

Roseville, California

Telephone: +1 916 770 8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98876R204	Page 2 of 7 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Solar Power, Inc. 20-4956638
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 100,000,000 shares of common stock[1]
	8	Shared voting power 0
	9	Sole dispositive power 100,000,000 shares of common stock[1]
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of common stock[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 71.9%[2]
14	Type of reporting person (see instructions) CO

1.	Consists of (i) 8,000,000 shares of the issuer’s common stock issued to the reporting person on the date of acquisition, (ii) 42,000,000 shares of the issuer’s common stock issuable upon the conversion of 28,048 shares of the issuer’s Series C Convertible Preferred Stock, assuming such preferred stock is convertible within 60 days from the date of acquisition and (iii) 50,000,000 shares of the issuer’s common stock upon the exercise of a warrant to purchase such amount of common stock, assuming such warrant is exercisable within 60 days from the date of acquisition. See Item 5.
2.	Percentage calculated based on 139,101,209 shares of the issuer’s common stock, representing (i) 39,101,209 shares of the issuer’s common stock outstanding as of May 12, 2015 as disclosed in the issuer’s proxy statement on Schedule 14A filed with the Securities Exchange and Commission on May 20, 2015 and (ii) 100,000,000 shares of the issuer’s common stock (see Note 1 above).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of ZBB Energy Corporation, a Wisconsin corporation (the “Issuer”). The Issuer’s principal executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Solar Power, Inc. (the “Reporting Person”), a California corporation.

The address of the principal office of the Reporting Person is 3400 Douglas Boulevard, Suite # 285, Roseville, California.

The principal business activity of the Reporting Person is engaging in providing photovoltaic solutions for business, residential, government and utility customers and investors.

During the last five years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The Reporting Person entered into a securities purchase agreement (the “Securities Purchase Agreement”) dated as of April 17, 2015 with the Issuer. Pursuant to the Securities Purchase Agreement, the Reporting Person agreed to purchase from the Issuer for an aggregate purchase price of $33,390,400 a total of (i) 8,000,000 shares of Common Stock (the “Subscribed Common Shares”), and (ii) 28,048 shares of the Issuer’s Series C Convertible Preferred Stock (the “Subscribed Preferred Shares”), which Subscribed Preferred Shares will be convertible into an aggregate of 42,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Certificate of Designation”) filed by the Issuer with the Wisconsin Department of Financial Institutions prior to the Closing (as defined below). Pursuant to the Securities Purchase Agreement, it is also contemplated that the Reporting Person be issued a warrant to purchase 50,000,000 shares of Common Stock (the “Warrant”), for a total purchase price of $36,729,000, subject to the terms and conditions of the Warrant. Pursuant to the Certificate of Designation, holders of the Issuer’s Series C Convertible Preferred Stock do not have any right to vote on any matters with respect to the Issuer, and the Reporting Person will not be able to vote or direct the vote of the Subscribed Preferred Shares until such securities are converted into shares of Common Stock pursuant to the Certificate of Designation. The foregoing description of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to its full text, a copy of which is included as Exhibit 99.1 of this Statement and is incorporated herein by reference. The closing (the “Closing”) of the transactions contemplated under the Securities Purchase Agreement occurred on July 13, 2015, at which Closing the Reporting Person and the Issuer entered into a supply agreement (the “Supply Agreement”) and a governance agreement (the “Governance Agreement”) pursuant to the terms of the Securities Purchase Agreement, a copy of which is included as Exhibit 99.2 and Exhibit 99.3, respectively, of this Statement and is incorporated herein by reference.

The purchase of the Subscribed Common Shares, the Subscribed Preferred Shares and the Warrant was funded from the working capital of the Reporting Person.

Item 4.	Purpose of Transaction.

The information set forth in Item 5 and Item 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Person purchased the Subscribed Common Shares, the Subscribed Preferred Shares and the Warrant to pursue strategic partnership with the Issuer. Although the Reporting Person has no present intention to purchase additional securities of the Issuer in addition to the securities described in Item 5, the Reporting Person intends to review its equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The following disclosure assumes that there were 139,101,209 shares of Common Stock outstanding and issuable as of the Closing, including (1) 39,101,209 shares of Common Stock outstanding as disclosed in the Issuer’s proxy statement on Schedule 14A filed with the Securities Exchange and Commission on May 20, 2015, (2) the Subscribed Common Shares issued to the Reporting Person at the Closing, (3) 42,000,000 shares of Common Stock convertible from the Subscribed Preferred Shares and (4) 50,000,000 shares of Common Stock upon exercise of the Warrant, and that the Subscribed Preferred Shares are convertible and the Warrant is exercisable within 60 days of the date of the Closing.

The Reporting Person is the direct owner of (i) Subscribed Common Shares, (ii) Subscribed Preferred Shares, which will be convertible into an aggregate of 42,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation and (iii) the Warrant. Pursuant to the Securities Purchase Agreement, the Subscribed Preferred Shares are convertible at a conversion price of $0.6678, prepaid at the Closing; provided, that (A) the first one-fourth of the Subscribed Preferred Shares only become convertible upon the completion of five megawatts worth of solar projects in accordance with the Supply Agreement (the “Projects”), (B) the second one-fourth (the “Series C-2 Preferred Stock”) only become convertible upon the completion of 15 megawatts worth of Projects, (C) the third one-fourth (the “Series C-3 Preferred Stock”) only become convertible upon the completion of 25 megawatts worth of Projects and (D) the last one-fourth only become convertible upon the completion of 40 megawatts worth of Projects. The Warrant represents the right to acquire 50,000,000 shares of Common Stock at an exercise price equal to $0.7346. The Warrant has a four year term beginning on the date of the Closing and only becomes exercisable upon the completion of 40 megawatts worth of Projects. The Reporting Person is deemed to have the power to vote or to direct the vote or dispose or direct the disposition of 100,000,000 shares of Common Stock, representing 71.9% of the Issuer’s total issued and outstanding shares of Common Stock as of the Closing. Pursuant to the Governance Agreement, the Reporting Person is entitled to nominate one director to the Issuer’s board of directors for so long as the Reporting Person holds at least 10,000 Purchased Preferred Shares or 25 million shares of Common Stock or Common Stock equivalents (the “Requisite Shares”). Additionally, for so long as the Reporting Person holds the Requisite Shares (1) following the time at which the Series C-2 Preferred Stock shall have become convertible in full, the Reporting Person shall be entitled to nominate a total of two directors to the board of directors of the issuer and (2) following the time at which the Series C-3 Preferred Stock shall have become convertible in full, the Purchaser shall be entitled to nominate a total of three directors.

Except as disclosed in Items 5(a) and 5(b), the Reporting Person does not beneficially own any Common Stock, have the right to acquire any Common Stock, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Subscribed Common Shares, the Subscribed Preferred Shares, the Warrant or the Common Stock issuable upon conversion of the Subscribed Preferred Shares or exercise of the Warrant as beneficially owned by the Reporting Person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated as of April 17, 2015, between Solar Power, Inc. and ZBB Energy Corporation, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Reporting Person on April 17, 2015

99.2	Supply Agreement, dated as of July 13, 2015, between Solar Power, Inc. and ZBB Energy Corporation, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Reporting Person on April 17, 2015.

99.3	Governance Agreement, dated as of July 13, 2015, between Solar Power, Inc. and ZBB Energy Corporation, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Reporting Person on July 14, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2015

Solar Power, Inc.

/s/ Amy Jing Liu
Name:	Amy Jing Liu
Title:	Chief Financial Officer